.
                                                                               .
                                                                               .
                                                                               .
                                                                               .
Supplemental Material for Financial Results for FY2009 (Consolidated)
( U.S. GAAP )
-------------

------------------------------------------------------------------------------------------------------------------------   ---------
                        FY2008                                            FY2009                                            FY2010
                       -----------------------------------               ------------------------------------
                         1Q         2Q       3Q        4Q    12 months     1Q        2Q        3Q        4Q    12 months    Forecast
                       (2007/     (2007/   (2007/    (2008/   ('07/4-    (2008/    (2008/    (2008/    (2009/   ('08/4-      ('09/4-
                         4-6)       7-9)    10-12)     1-3)    '08/3)      4-6)      7-9)     10-12)     1-3)    '09/3)       '10/3)
------------------------------------------------------------------------------------------------------------------------   ---------
Vehicle Production
(thousands of units)    2,090      2,004    2,201     2,252     8,547     2,137     1,952     1,751     1,211    7,051
  ----------------------------------------------------------------------------------------------------------------------
  (Japan)
  - including
  Daihatsu & Hino       1,239      1,190    1,358     1,373     5,160     1,252     1,198     1,088       716    4,255
    [Daihatsu]       [    194 ] [    182 ][   197 ] [   212 ][    785 ] [   197 ][    190 ] [   193 ][    191 ][   771 ]
    [Hino]           [     26 ] [     27 ][    28 ] [    30 ][    111 ] [    28 ][     29 ] [    21 ][     13 ][    91 ]
  ----------------------------------------------------------------------------------------------------------------------
  (Overseas)
  - including
  Daihatsu & Hino         851        814      843       879     3,387       885       754       663       495    2,796
    [Daihatsu]       [     17 ] [     17 ][    19 ] [    27 ] [    80 ]  [   34 ][     36 ] [    29 ][     25 ][   124 ]
    [Hino]           [      - ] [      - ][     - ] [     - ] [     - ]  [    - ][      - ] [     - ][      - ][     - ]
  ----------------------------------------------------------------------------------------------------------------------
     North America        340        306      300       322     1,268       326       237       208       148      919
  ......................................................................................................................
        Europe            184        157      183       187       711       168       126        99        89      482
  ......................................................................................................................
         Asia             220        237      241       263       961       263       259       250       176      947
  .................... ..................................................................................................
      Central and
     South America         38         41       40        31       150        40        44        37        29      151
  ......................................................................................................................
        Oceania            35         42       39        33       149        38        38        31        23      130
  ......................................................................................................................
        Africa             34         31       40        43       148        50        50        38        30      167
------------------------------------------------------------------------------------------------------------------------   ---------
Vehicle Sales
(thousands of units)    2,162      2,139    2,281     2,331     8,913     2,186     2,064     1,838     1,479    7,567       6,500
  ----------------------------------------------------------------------------------------------------------------------   ---------
  (Japan)
  - including
  Daihatsu & Hino         500        506      541       641     2,188       512       504       465       464    1,945       1,920
    [Daihatsu]       [    140 ] [    128 ][   129 ] [   174 ] [   571 ]  [  145 ][    142 ] [   140 ][    162 ] [  589 ]    [  550 ]
    [Hino]           [      9 ] [     13 ][    11 ] [    13 ] [    46 ]  [    9 ][     11 ] [     8 ][      7 ] [   35 ]    [   30 ]
  ----------------------------------------------------------------------------------------------------------------------   ---------
  (Overseas)
  - including
  Daihatsu & Hino       1,662      1,633    1,740     1,690     6,725     1,674     1,560     1,373     1,015    5,622       4,580
    [Daihatsu]       [     52 ] [     52 ][    51 ] [    59 ] [   214 ]  [   59 ][     57 ] [    45 ][     33 ] [  194 ]    [  140 ]
    [Hino]           [     16 ] [     15 ][    17 ] [    17 ] [    65 ]  [   19 ][     17 ] [    16 ][     11 ] [   63 ]    [   50 ]
  ----------------------------------------------------------------------------------------------------------------------   ---------
     North America        762        735      756       705     2,958       729       629       521       334    2,212       1,860
  ......................................................................................................................   .........
        Europe            333        302      308       341     1,284       301       277       235       248    1,062         920
  ......................................................................................................................   .........
         Asia             222        230      241       263       956       262       247       222       173      905         760
  ......................................................................................................................   .........
      Central and
     South America         77         82       91        70       320        85        82        67        45      279         190
  ......................................................................................................................   .........
        Oceania            70         70       74        75       289        81        68        62        50      261         240
  ......................................................................................................................   .........
        Africa             77         75       85        77       314        77        81        79        52      289         200
  ......................................................................................................................   .........
       Middle East        120        136      183       158       597       137       174       185       111      606         410
  ......................................................................................................................   .........
         Other              1          3        2         1         7         2         2         2         2        8
------------------------------------------------------------------------------------------------------------------------   ---------
Total Retail
Unit Sales
(thousands of units)    2,365      2,336    2,316     2,413     9,430     2,406     2,233     1,920     1,768    8,327
------------------------------------------------------------------------------------------------------------------------   ---------
Housing Sales (units)     853      1,412    1,195     1,971     5,431       916     1,520     1,501     1,505    5,442       5,400
------------------------------------------------------------------------------------------------------------------------   ---------

                                 Supplemental 1

Supplemental Material for Financial Results for FY2009 (Consolidated)
( U.S. GAAP )
-------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                       FY2008                                            FY2009                                             FY2010
                      ------------------------------------              -------------------------------------
                         1Q         2Q       3Q        4Q    12 months     1Q        2Q        3Q        4Q    12 months    Forecast
                       (2007/     (2007/   (2007/    (2008/   ('07/4-    (2008/    (2008/    (2008/    (2009/   ('08/4-      ('09/4-
                         4-6)       7-9)    10-12)     1-3)    '08/3)      4-6)      7-9)     10-12)     1-3)    '09/3)       '10/3)
------------------------------------------------------------------------------------------------------------------------   ---------
Foreign Exchange Rates                                                                                                   as premise:
-----------------------------------------------------------------------------------------------------------------------
  Yen to US Dollar        121       118       113       105       114       105       108        96        94       101           95
  ----------------------------------------------------------------------------------------------------------------------   ---------
  Yen to Euro             163       162       164       158       162       163       162       127       122       144          125
------------------------------------------------------------------------------------------------------------------------   ---------
Market Share (Japan)                                                                                                   approximately
  ----------------------------------------------------------------------------------------------------------------------
  Toyota
 (excluding
  Mini-Vehicles)(%)      46.1      44.8      47.7      44.3      45.6      47.4      44.8      48.2      44.8      46.0          46%
  ----------------------------------------------------------------------------------------------------------------------   ---------
  Toyota, Daihatsu and
  Hino (including
  Mini-Vehicles)(%)      42.1      41.3      43.4      41.3      42.0      43.6      41.5      43.7      41.0      42.4
------------------------------------------------------------------------------------------------------------------------   ---------
Number of Employees   308,409   309,797   312,854   316,121   316,121   323,650   324,537   322,045   320,808   320,808 (Note 1)
------------------------------------------------------------------------------------------------------------------------   ---------
Net Revenues
(billions of yen)     6,522.6   6,489.6   6,709.9   6,567.1  26,289.2   6,215.1   5,975.3   4,802.8   3,536.3  20,529.5     16,500.0
------------------------------------------------------------------------------------------------------------------------   ---------
  Geographic Information
  ----------------------------------------------------------------------------------------------------------------------
       Japan          3,662.9   3,653.9   3,984.8   4,014.2  15,315.8   3,660.8   3,546.5   3,014.1   1,965.3  12,186.7
  ......................................................................................................................
   North America      2,510.9   2,399.0   2,369.8   2,143.5   9,423.2   2,091.1   1,861.9   1,339.0     930.9   6,222.9
  ......................................................................................................................
       Europe         1,019.0   1,001.6     983.1     989.7   3,993.4     916.2     867.7     660.5     568.7   3,013.1
  ......................................................................................................................
        Asia            720.1     785.2     811.2     804.4   3,120.9     798.3     827.7     683.9     409.5   2,719.4
  ......................................................................................................................
        Other           559.7     569.2     641.2     524.0   2,294.1     628.7     592.7     381.5     280.0   1,882.9
  ......................................................................................................................
     Elimination     -1,950.0  -1,919.3  -2,080.2  -1,908.7  -7,858.2  -1,880.0  -1,721.2  -1,276.2    -618.1  -5,495.5
  ----------------------------------------------------------------------------------------------------------------------
  Business Segment
  ----------------------------------------------------------------------------------------------------------------------
      Automotive      6,014.3   5,925.3   6,180.4   6,057.3  24,177.3   5,720.9   5,439.8   4,311.1   3,092.9  18,564.7
  ......................................................................................................................
   Financial Services   378.6     406.7     391.7     321.3   1,498.3     363.1     374.6     346.6     293.2   1,377.5
  ......................................................................................................................
         All Other      293.0     321.0     333.6     399.3   1,346.9     288.2     314.2     294.3     288.2   1,184.9
  ......................................................................................................................
        Elimination    -163.3    -163.4    -195.8    -210.8    -733.3    -157.1    -153.3    -149.2    -138.0    -597.6
------------------------------------------------------------------------------------------------------------------------   ---------
Operating Income
(billions of yen)       675.4     596.7     601.5     396.7   2,270.3     412.5     169.5    -360.6    -682.5    -461.0     -850.0

 (Operating Income
  Ratio) (%)         (   10.4)  (   9.2)  (   9.0) (    6.0) (    8.6)  (   6.6) (    2.8)  (  -7.5) (  -19.3)  (  -2.2)   (  -5.2)
    --------------------------------------------------------------------------------------------------------------------   ---------
    Geographic Information
    --------------------------------------------------------------------------------------------------------------------
       Japan            396.6     376.7     389.4     277.6   1,440.3     217.1     104.6    -164.2    -395.0    -237.5
  ......................................................................................................................
   North America        160.2      93.9      63.6     -12.4     305.3      69.1     -34.9    -247.4    -177.0    -390.2
  ......................................................................................................................
       Europe            38.5      29.8      34.0      39.2     141.5      20.3     -11.5     -43.4    -108.7    -143.3
  ......................................................................................................................
        Asia             49.6      67.1      64.3      75.4     256.4      69.3      67.8      40.5      -1.6     176.1
  ......................................................................................................................
        Other            38.6      33.1      49.9      22.3     143.9      44.5      34.6      33.5     -25.1      87.6
  ......................................................................................................................
     Elimination         -8.1      -3.9       0.3      -5.4     -17.1      -7.8       8.9      20.4      24.9      46.3
  ----------------------------------------------------------------------------------------------------------------------
  Business Segment
  ----------------------------------------------------------------------------------------------------------------------
      Automotive        622.1     559.5     567.8     422.5   2,171.9     332.3     133.6    -232.7    -628.1    -394.8
  ......................................................................................................................
   Financial Services    48.3      29.5      20.9     -12.2      86.5      79.1      28.1    -123.9     -55.4     -72.0
  ......................................................................................................................
      All Other           4.1       6.0      11.8      11.1      33.0       2.9       8.9       0.0      -1.9       9.9
  ......................................................................................................................
     Elimination          0.9       1.7       1.0     -24.7     -21.1      -1.8      -1.1      -4.0       2.9      -4.1
------------------------------------------------------------------------------------------------------------------------   ---------
Income before income
taxes (billions of yen) 739.0     623.2     652.7     422.3   2,437.2     453.0     183.4    -282.1    -914.7    -560.4     -850.0
(Income before income
taxes Ratio) (%)     (   11.3)  (   9.6)  (   9.7)  (   6.4) (    9.3)  (   7.3) (    3.1)  (  -5.9) (  -25.9)  (  -2.7)   (  -5.2)
------------------------------------------------------------------------------------------------------------------------   ---------
Equity in Earnings
of Affiliated Companies  81.8      63.3      79.1      45.9     270.1      95.0      49.1       2.3    -103.8      42.7
(billions of yen)
------------------------------------------------------------------------------------------------------------------------   ---------
Net Income
(billions of yen)       491.5     450.9     458.6     316.8   1,717.8     353.6     139.8    -164.7    -765.8    -437.0     -550.0
                                                                                                                            (Note 2)

(Net Income Ratio)(%) (   7.5)  (   6.9) (    6.8)  (   4.8) (    6.5)  (   5.7) (    2.3)  (  -3.4) (  -21.7)  (  -2.1)   (  -3.3)
------------------------------------------------------------------------------------------------------------------------   ---------
Shareholder Return
  ----------------------------------------------------------------------------------------------------------------------
  Cash Dividends
  (billions of yen)       -       207.0       -       236.2     443.2       -       203.7       -       109.7     313.5 (Note 3)
  ----------------------------------------------------------------------------------------------------------------------
    Cash Dividends        -          65       -          75       140       -          65       -          35     100
    Per share (yen)
    --------------------------------------------------------------------------------------------------------------------
    Payout Ratio (%)      -        22.0       -        30.6      25.9       -        41.4       -         -         -
  ----------------------------------------------------------------------------------------------------------------------
  Value of shares
  repurchased
  (billions of yen)      62.9      36.5      92.0     125.6     317.0       -        69.9       -         2.8      72.8
  ----------------------------------------------------------------------------------------------------------------------
  Number of shares
  canceled (thousands)    -          -        -     162,000   162,000       -         -         -         -         -
------------------------------------------------------------------------------------------------------------------------
Number of Outstanding
Shares (thousands)  3,609,997 3,609,997 3,609,997 3,447,997 3,447,997 3,447,997 3,447,997 3,447,997 3,447,997 3,447,997
------------------------------------------------------------------------------------------------------------------------    --------

                                 Supplemental 2

Supplemental Material for Financial Results for FY2009 (Consolidated)
( U.S. GAAP )
-------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                       FY2008                                            FY2009                                             FY2010
                      ------------------------------------              -------------------------------------
                         1Q         2Q       3Q        4Q    12 months     1Q        2Q        3Q        4Q    12 months    Forecast
                       (2007/     (2007/   (2007/    (2008/   ('07/4-    (2008/    (2008/    (2008/    (2009/   ('08/4-      ('09/4-
                         4-6)       7-9)    10-12)     1-3)    '08/3)      4-6)      7-9)     10-12)     1-3)    '09/3)       '10/3)
------------------------------------------------------------------------------------------------------------------------   ---------
R&D Expenses
(billions of yen)       229.0      217.3    246.8     265.7     958.8     234.2     243.5     215.4     210.9    904.0        820.0
------------------------------------------------------------------------------------------------------------------------    --------
Depreciation Expenses                                                                                                   (Note 4)
(billions of yen)       242.9      260.7    244.5     294.3   1,042.4     245.3     275.6     270.1     281.1  1,072.1      1,000.0
  ----------------------------------------------------------------------------------------------------------------------    --------
  Geographic Information
  ----------------------------------------------------------------------------------------------------------------------    --------
         Japan          144.8      156.3    145.2     166.8     613.1     147.6     172.9     183.4     195.3    699.2        660.0
     ...................................................................................................................    ........
     North America       44.3       46.1     44.3      68.8     203.5      44.2      46.9      40.3      46.0    177.4        180.0
     ...................................................................................................................    ........
         Europe          24.2       26.5     24.3      26.0     101.0      23.8      25.7      18.8      13.6     81.9         70.0
     ...................................................................................................................    ........
          Asia           19.8       20.7     20.2      20.5      81.2      19.0      19.4      19.9      16.7     75.0         60.0
     ...................................................................................................................    ........
          Other           9.8       11.1     10.5      12.2      43.6      10.7      10.7       7.7       9.5     38.6         30.0
------------------------------------------------------------------------------------------------------------------------    --------
Capital Expenditures                                                                                                    (Note 4)
(billions of yen)       254.0      371.6    360.7     493.9   1,480.2     268.4     357.1     301.9     375.1  1,302.5        830.0
  ----------------------------------------------------------------------------------------------------------------------    --------
  Geographic Information
  ----------------------------------------------------------------------------------------------------------------------    --------
         Japan          135.7      214.9    207.9     304.6     863.1     148.9     211.6     190.3     245.7    796.5        530.0
     ...................................................................................................................    ........
     North America       68.1       91.1     71.7     103.4     334.3      73.3      87.7      64.2      69.7    294.9        140.0
     ...................................................................................................................    ........
         Europe          15.6       26.1     41.1      33.1     115.9      20.3      30.2      31.1      30.3    111.9         50.0
     ...................................................................................................................    ........
          Asia           22.6       22.8     25.3      37.7     108.4      12.7      20.6      10.2      13.6     57.1         70.0
     ...................................................................................................................    ........
          Other          12.0       16.7     14.7      15.1      58.5      13.2       7.0       6.1      15.8     42.1         40.0
------------------------------------------------------------------------------------------------------------------------    --------
Total Liquid Assets
(billions of yen)                                             4,215.4                                          3,324.1 (Note 5)
------------------------------------------------------------------------------------------------------------------------
Free Cash Flow
(billions of yen)                                               751.5                                            231.5 (Note 6)
------------------------------------------------------------------------------------------------------------------------
Total Assets
(billions of yen)    34,184.7   33,890.6 34,499.7  32,458.3  32,458.3  34,185.5  32,898.6  29,591.0  29,062.0 29,062.0
------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
(billions of yen)    12,285.2   12,381.2 12,497.3  11,869.5  11,869.5  12,253.0  11,927.0  10,803.2  10,061.2 10,061.2
------------------------------------------------------------------------------------------------------------------------
Return on Equity (%)     16.3       14.6     14.7      10.4      14.5      11.7       4.6      -5.8     -29.4     -4.0
------------------------------------------------------------------------------------------------------------------------
Return on Asset (%)       5.9        5.3      5.4       3.8       5.3       4.2       1.7      -2.1     -10.4     -1.4
------------------------------------------------------------------------------------------------------------------------    --------
Number of Consolidated
Subsidiaries                                                      530                                              529
------------------------------------------------------------------------------------------------------------------------
No.of Affil. Accounted
for Under the Equity Method                                        55                                               56
------------------------------------------------------------------------------------------------------------------------    --------


-------------------------------------------------   Cautionary Statement with Respect to Forward-Looking Statements
Analysis of Net Income for FY2009
4Q & 12 months                      4Q   12 months  This report contains forward-looking statements that reflect Toyota's plans and
                                  (2009/  ('08/4-   expectations. These forward-looking statements are not guarantees of future
(billions of yen, approximately)    1-3)   '09/3)   performance and involve known and unknown risks, uncertainties and other factors
-------------------------------------------------   that may cause Toyota's actual results, performance, achievements or financial
Effects of Marketing Activities   -830.0 -1,480.0   position to be materially different from any future results, performance,
-------------------------------------------------   achievements or financial position expressed or implied by these forward-looking
Cost Reduction Efforts              40.0      0.0   statements. These factors include: (i) changes in economic conditions and market
-------------------------------------------------   demand affecting, and the competitive environment in, the automotive markets in
  From Engineering                  20.0    -80.0   Japan, North America, Europe, Asia and other markets in which Toyota operates;
  -----------------------------------------------   (ii) fluctuations in currency exchange rates, particularly with respect to the
  From Manufacturing and Logistics  20.0     80.0   value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the
-------------------------------------------------   Canadian dollar and the British pound; (iii) Toyota's ability to realize
Effects of Changes                                  production efficiencies and to implement capital expenditures at the levels and
in Exchange Rates                 -210.0   -760.0   times planned by management; (iv) changes in the laws, regulations and
-------------------------------------------------   government policies in the markets in which Toyota operates that affect Toyota's
Increases in Expenses, etc         -79.2   -491.3   automotive operations, particularly laws, regulations and government policies
-------------------------------------------------   relating to trade, environmental protection, vehicle emissions, vehicle fuel
  (Changes in Operating Income) -1,079.2 -2,731.3   economy and vehicle safety, as well as changes in laws, regulations and
-------------------------------------------------   government policies that affect Toyota's other operations, including the outcome
Non-operating Income              -257.8   -266.3   of future litigation and other legal proceedings; (v) political instability in
-------------------------------------------------   the markets in which Toyota operates; (vi) Toyota's ability to timely develop
Equity in Earnings of                               and achieve market acceptance of new products; and (vii) fuel shortages or
Affiliated Companies              -149.7   -227.4   interruptions in transportation systems, labor strikes, work stoppages or other
-------------------------------------------------   interruptions to, or difficulties in, the employment of labor in the major
Income Taxes, Minority Interest                     markets where Toyota purchases materials, components and supplies for the
in Consolidated Subsidiaries       404.1  1,070.2   production of its products or where its products are produced, distributed or
-------------------------------------------------   sold.
  (Changes in Net Income)       -1,082.6 -2,154.8   A discussion of these and other factors which may affect Toyota's actual
-------------------------------------------------   results, performance, achievements or financial position is contained in
                                                    Toyota's annual report on Form 20-F, which is on file with the United States
                                                    Securities and Exchange Commission.

                                 Supplemental 3